Exhibit 77 N


Cash Accumulation Trust
	Liquid Assets Fund
	National Money Market Fund
File number 811-4060


Actions required to be reported pursuant to Rule 2a-7

Due solely to the upcoming merger of Fitch IBCA, Inc. and Duff & Phelps Credit

 Rating
Co. (and the subsequent consolidation of F-1 & D-1 rating designations),

the
corporations, currently designated as First Tier issuers, will become Second
 Tier
 issuers.
Although this change does not involve any issuer-specific credit event and all of the issuers noted below still represent minimal credit risk, we are reporting this development
to be in technical compliance with our amortized cost procedures.  The
 Fund may
 or may
not own any of these securities when the merger is eventually completed.

Washington Mutual Finance Corporation
Duquesne Light Company
PHH Corporation
Sears Roebuck Acceptance Corporation
MCI Worldcom, Inc.